

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 25, 2020

Jaume Pons, Ph.D.
Chief Executive Officer
ALX Oncology Holdings Inc.
866 Malcolm Road, Suite 100
Burlingame, California 94010

      **Re: ALX Oncology Holdings Inc.
          Registration Statement on Form S-1
          Submitted on November 24, 2020
          CIK No. 0001810182**

Dear Dr. Pons:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Christina L. Poulsen